

May 17, 2013

Via Email
Mr. Stephen Squires
Chief Executive Officer
Quantum Materials Corp.
12326 Scott Drive
Kingston, OK 73439

>           **Re:     Quantum Materials Corp.**
>           **Form 8-K**
>           **Filed May 14, 2013**
>           **File No. 000-52956**

Dear Mr. Squires:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed May 14, 2013

1.      We note your disclosure appearing in the second paragraphs under Item 4.01(1) makes reference to the report of your former auditor for the year ended June 30, 2012 and for the period May 19, 2008 (inception) through June 30, 2012.  Please expand your disclosure to also make reference to the year ended June 30, 2011 to comply with Item 304(a)(1)(ii) of Regulation S-K.

2.      We note your disclosures appearing in the third paragraph under Item 4.01(1) pertain to circumstances during your past fiscal year.  Please expand your disclosures to state whether, during your two most recent fiscal years, there were any disagreements with your former independent accountant on any matter of accounting principles or practices as described in Item 304(a)(1)(iv) of Regulation S-K.

3.      We note the disclosure appearing in the second paragraph under Item 4.01(2) is limited to circumstances during your past fiscal year and subsequent interim period.  Please expand this disclosure to state whether, during your two most recent fiscal years and any subsequent interim period prior to the engagement of Messineo & Co, CPAs, LLC, you had consulted with your new accountant regarding any matters or reportable events described in Items 304(a)(2)(i) and (ii) of Regulation S-K.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have questions regarding these comments and related matters, please contact me at (202)551-3650.

                                                Sincerely,

                                                /s/ Craig Arakawa

                                                Craig Arakawa
                                                Staff Accountant